**Schedule A**

Directors and Executive Officers of Reporting Persons

The following tables set forth the name and present principal occupation or employment of each of the managers, directors and executive officers of the Reporting Persons.

Managers and Executive Officers of Wood River Capital, LLC

Name	Position
Orr, Matthew J.	President and Manager
Fazio, Raffaele	Vice President and Secretary
Mwangi, Michael	Treasurer
Goering, Ross A.	Manager
May, David J.	Manager

Managers and Executive Officers of SCC Holdings, LLC

Name	Position
Orr, Matthew J.	President and Manager
Fazio, Raffaele	Secretary
Waggoner, Mark A.	Treasurer
Goering, Ross A.	Manager
May, David J.	Manager

Managers and Executive Officers of KIM, LLC

Name	Position
May, David J.	President
Fazio, Raffaele	Vice President and Secretary
Orr, Matthew J.	Vice President and Manager
Bushman, Randall A.	Vice President and Manager
Currier, Jeffrey T.	Vice President
Mwangi, Michael	Treasurer
May, David J.	Manager

Managers and Executive Officers of Koch Investments Group, LLC

Name	Position
May, David J.	President and Manager
Watson, Brett	Vice President

Francis, Jake	Vice President
Knight, Byron	Vice President
Russell, Timothy	Chief Financial Officer and Treasurer
Fazio, Raffaele	Secretary
Dinkel, Richard K.	Manager
Hannan, James B.	Manager

Managers and Executive Officers of Koch Investments Group Holdings, LLC

Name	Position
Hannan, James B.	President and Manager
May, David J.	Vice President and Manager
Russell, Timothy	Chief Financial Officer and Treasurer
Fazio, Raffaele	Secretary
Dinkel, Richard K.	Manager

Managers and Executive Officers of Koch Companies, LLC

Name	Position
Robertson, David L.	Chief Executive Officer and Manager
Hannan, James B.	President and Chief Operating Officer and Manager
Razook, Bradley J.	Executive Vice President and Manager
Dinkel, Richard K.	Executive Vice President and Chief Financial Officer and Manager
Geoffroy, Raymond F., III	General Counsel and Secretary
Goering, Ross A.	Treasurer
Fazio, Raffaele G.	Assistant Secretary
Fitzsimmons, Adam	Assistant Secretary

Directors and Executive Officers of Koch, Inc.

Name	Position
Koch, Charles G.	Chairman of the Board and Co-Chief Executive Officer and Director
Robertson, David L.	Vice Chairman of the Board and Co-Chief Executive Officer
Hannan, James B.	President and Chief Operating Officer and Director
Razook, Bradley J.	Executive Vice President & Chief Executive Officer - Resources
Dinkel, Richard K.	Executive Vice President and Chief Financial Officer and Director
Koch, C. Chase	Executive Vice President - Origination and Partnerships and Director

Geoffroy, Raymond F., III	Senior Vice President - General Counsel and Secretary
Luetters, Mark E.	Senior Vice President - Ag, Energy and Trading
Ellender, Philip G.	Vice President - Government and Public Affairs
Dotson, David C.	Vice President - Engineered Solutions
May, David J.	Vice President - Investment Management
Bushman, Randall A.	Vice President - Pension and Investments
Chennault-Reid, Cara	Vice President - Human Resources
Corrigan, Sheryl	Vice President - Environmental, Health and Safety
Palmer, Kristi	Controller
Cooley, Jenny	Assistant Secretary
Fazio, Raffaele G.	Assistant Secretary
Fitzsimmons, Adam	Assistant Secretary
Flesher, Gregory W.	Director
Koch, Julia F.	Director
Marshall, Elaine T.	Director
Goering, Ross A.	Treasurer
Allman, Ginger	Assistant Treasurer
Glenn, Philip A.	Assistant Treasurer